Exhibit 99.1

Press Release

STEEL PARTNERS ANNOUNCES NOMINATION OF SIX HIGHLY QUALIFIED DIRECTOR CANDIDATES FOR ELECTION TO THE GENCORP BOARD AT THE 2008 ANNUAL MEETING

NEW YORK, NY – JANUARY 31, 2008 - Steel Partners II, L.P. (“Steel Partners”) announced today that it has nominated a slate of six highly qualified director nominees for election to the Board of Directors of GenCorp Inc. (“GenCorp” or the “Company”) (NYSE:GY) at the Company’s 2008 Annual Meeting of Shareholders scheduled to be held on March 26, 2008.  Steel Partners, which beneficially owns 8,034,059 shares, or approximately 14.2% of the outstanding shares, of common stock of the Company, detailed its intention in a written notice to the Chairman of the Corporate Governance and Nominating Committee of GenCorp.

Steel Partners also announced today that it sent a letter to the Chairman of the Board of GenCorp, Timothy A. Wicks, explaining that Steel Partners was compelled to submit the nomination letter as a last resort after it could not reach a settlement with GenCorp.  In the letter, Steel Partners stated that despite its frustration with the Board it stands ready to enter into a meaningful and constructive dialogue with the Board in furtherance of reaching an equitable settlement that benefits all shareholders.

The full text of the letter sent to Mr. Wicks follows:

January 30, 2008

Tim Wicks
GenCorp Inc.
Highway 50 and Aerojet Road
Rancho Cordova, California  95742

Re:	GenCorp / Nomination of Directors by Steel Partners II, L.P.

Dear Tim:

Attached is a courtesy copy of the nomination letter from Steel Partners II, L.P. nominating six individuals for election at the 2008 annual meeting of shareholders of GenCorp, Inc., which was delivered to GenCorp earlier today.  We nominated directors after we learned that our counterproposal to GenCorp’s settlement term sheet is not acceptable to the Board.  Given GenCorp’s significant underperformance and deterioration of share price, a settlement granting Steel minority representation on the Board without the ability to make meaningful operational and management changes coupled with the standstill requested is unacceptable.

We would like to make it clear that we fully understand that an election contest should be avoided where possible and any implication that Steel is not amenable to a fair settlement is simply not true.  We have attempted to work with the members of the Board in good faith to reach a settlement agreement but it has been the individual Board members’ inability to come to a consensus on the salient terms of the agreement that has prevented us from reaching a deal.  Unless the Board resolves these internal issues quickly and comes to an agreement on settlement terms, it will be extremely difficult for us to reach an equitable settlement that benefits all shareholders.  We also note that throughout our settlement negotiations, certain members of the Board have changed their minds more than once on whether they are prepared to step down as directors as part of the settlement.  We are extremely frustrated by this and we will not be able to come to an agreement on Board composition unless we know which directors wish to continue as Board members.  Notwithstanding the lack of unity exhibited by the Board, it was the Board’s lack of good faith in working towards a settlement by refusing to discuss any of our counterproposals to the term sheet that compelled us to submit the nomination letter.  We nevertheless stand ready to enter into a meaningful and constructive dialogue on our settlement proposal.

Please feel free to call me to discuss.

Respectfully,

/s/ Warren G. Lichtenstein

Warren G. Lichtenstein

Steel Partners’ director nominees are:

Warren G. Lichtenstein has served as Chairman of the Board and CEO of Steel Partners since its founding in 1990.  Mr. Lichtenstein has extensive experience investing and creating value in defense companies.  As Chairman of United Industrial Corporation, together with his fellow directors and United Industrial’s strong management team, improvements were made in the company’s capital structure, cost structure and operational strategy.  In 2006, United Industrial was ranked one of the 200 best small companies in the U.S. by Forbes Magazine. United Industrial recently agreed to be sold to Textron, Inc.  Mr. Lichtenstein has also served as a director of various defense companies including ECC International Corp., Aydin Corp. and Tech-Sym Corp., all of which were sold at attractive premiums after Steel Partners became involved in these companies. Mr. Lichtenstein has been a director (currently serving as Chairman of the Board) of SL Industries, Inc., a designer and manufacturer of power electronics, power motion equipment, power protection equipment, and teleprotection and specialized communication equipment, since January 2002 and served as CEO from February 2002 until August 2005.

James R. Henderson is a Managing Director and operating partner of Steel Partners LLC.  He has been associated with Steel Partners LLC and its affiliates since August 1999.  Mr. Henderson has more than 26 years of experience as an operating executive with various companies, including defense companies such as ECC International Corp. and Aydin Corp. and with the defense and military division of UNISYS Corp.  He also served as a director of the defense company Tech-Sym Corp.

Gerald R. Dinkel has over 38 years of experience in the aerospace and defense business.  From October 2000 to June 2007, he was a Vice President of Cubic Corporation, a defense and transportation solutions company, and the President and Chief Executive Officer of Cubic’s defense segment, Cubic Defense Applications.  Cubic Defense Applications provides a wide variety of integrated systems, electronic products and professional services supporting warfighting capability of the U.S. Armed Forces and allied militaries.  As Chief Executive Officer of Cubic Defense Applications, Mr. Dinkel had overall responsibility for the conduct and growth of a business with 2006 sales of $560 million with 4,800 employees in 26 states and 20 nations.  He currently serves as a Senior Advisor to Cubic Corporation.  Mr. Dinkel held positions of increasing responsibility in a 28-year career with Westinghouse Electronic Systems.  He has also served on the Board of Governors of the Aerospace Industries Association.

Martin Turchin is a 36-year veteran of the real estate industry who has been involved in some of the largest real estate transactions in the U.S.  Mr. Turchin has served as a Vice-Chairman of CB Richard Ellis, the world’s largest real estate services company, since 2003.  During his career, Mr. Turchin has orchestrated more than 50 million square feet of real estate transactions.  From 1996 to 2003, he served as a Vice-Chairman of a subsidiary of Insignia Financial Group, a real estate brokerage, consulting and management firm.  He has been a director of Boston Properties, a real estate investment trust and one of the largest owners and developers of office properties in the nation, for more than 10 years.

James H. Perry served as Vice President of United Industrial from May 1998 to December 31, 2007, Chief Financial Officer from October 1995 to December 31, 2007, Treasurer from December 1994 to April 2005, and as Controller from November 2005 to December 31, 2007. Mr. Perry served as Chief Financial Officer of the AAI Corporation subsidiary of United Industrial from July 2000 to December 31, 2007, as Treasurer from July 2000 to April 2005, and as Vice President from 1997 to December 31, 2007.  He currently serves as a consultant to United Industrial and its affiliates.

Thomas A. Corcoran has served as President and Chief Executive Officer of Corcoran Enterprises, LLC, a management consulting firm, since January 2001.  He has served as Senior Advisor to the Carlyle Group (“TCG”), a private global investment firm, since January 2001.  Mr. Corcoran has extensive experience working with aerospace and defense companies.  Mr. Corcoran served as a director of United Industrial from October 2003 to November 2007.  He served as President and Chief Executive Officer of Gemini Air Cargo, Inc., a global air cargo company owned by TCG, from January 2001 to March 2004.  Mr. Corcoran served as President and Chief Executive Officer of Allegheny Teledyne Incorporated, a specialty materials producer, from October 1999 to December 2000.  He held various senior executive positions with the Space and Strategic Missiles and Electronics sectors of Lockheed Martin Corporation and a predecessor corporation from 1993 to 1999 and various management positions, including Vice President and General Manager, for the Aerospace segment of General Electric Company from 1983 to 1993.  He is currently a director of L-3 Communications Holdings, Inc., an aerospace and defense company, REMEC, Inc., a wireless communications equipment manufacturing company, LaBarge Inc., an electronics manufacturing services company, Aer Lingus, an airline company, ARINC Incorporated, a communications, engineering and integration solutions provider owned by TCG, and Serco Group, an international service company.

About Steel Partners II, L.P.

Steel Partners II, L.P. is a long-term relationship/active value investor that seeks to work with the management of its portfolio companies to increase corporate value for all stakeholders and shareholders.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Steel Partners II, L.P. (“Steel Partners II”), together with the other Participants (as defined below), intends to make a preliminary filing with the Securities and Exchange Commission ("SEC") of a proxy statement and accompanying proxy card to be used to solicit votes for the election of its slate of director nominees at the 2008 annual meeting of shareholders of GenCorp Inc., an Ohio corporation (the “Company”).

STEEL  PARTNERS  II STRONGLY  ADVISES ALL  SHAREHOLDERS  OF THE COMPANY TO READ THE PROXY  STATEMENT  WHEN  IT  IS  AVAILABLE  BECAUSE  IT  WILL  CONTAIN  IMPORTANT INFORMATION.  SUCH PROXY STATEMENT WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV.  IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Steel Partners II, Steel Partners II GP LLC (“Steel GP LLC”), Steel Partners II Master Fund L.P. (“Steel Master”), Steel Partners LLC (“Partners LLC”), Warren G. Lichtenstein, James R. Henderson, Gerald R. Dinkel, Martin Turchin, James H. Perry and Thomas A. Corcoran (collectively, the “Participants”).  As of January 30, 2008, Steel Partners II beneficially owned 8,034,059 shares of common stock of the Company (the “Shares”), constituting approximately 14.2% of the Shares outstanding.  Steel Master is the sole limited partner of Steel Partners II.  Steel GP LLC is the general partner of Steel Partners II and Steel Master.  Partners LLC is the investment manager of Steel Partners II and Steel Master.  Warren G. Lichtenstein is the manager of Partners LLC and the managing member of Steel GP LLC.  By virtue of these relationships, each of Steel GP LLC, Steel Master, Partners LLC and Mr. Lichtenstein may be deemed to beneficially own the 8,034,059 Shares owned by Steel Partners II. Currently, Messrs. Henderson, Dinkel, Turchin, Perry and Corcoran do not directly own any securities of the Company. As members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, they are each deemed to beneficially own the 8,034,059 Shares owned by Steel Partners.

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